PORTSMOUTH SQUARE, INC.
                         10940 Wilshire Blvd., Suite 2150
                              Los Angeles, CA 90024
                            Telephone: (310) 889-2500
                            Facsimile: (310) 889-2525

Via EDGAR

October 8, 2009

Robert Telewicz
Senior Staff Accountant
Mark Rakip
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 3010
Washington, D.C. 20549

Re:  Portsmouth Square, Inc.
     Form 10-KSB for the fiscal year ended June 30, 2008
     Filed September 25, 2008
     File No. 0-4057

Dear Mr. Telewicz and Mr. Rakip:

This letter is in response to your further comment letter dated October 1, 2009 regarding the Form 10-KSB for the fiscal year ended June 30, 2008 of Portsmouth Square, Inc. ("Portsmouth" or the "Company"). Our responses below correspond to each of the comments set forth in your letter. For convenience, we have set forth the comment or question asked prior to each of our responses.

Form 10-KSB for the fiscal year ended June 30, 2008
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Financial Statements
--------------------

Notes to Consolidated Financial Statements
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Note 1 - Significant Accounting Policies
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Minority Interest, page 31
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1. We note your response to our prior comment one in your correspondence letters dated as of August 24, 2009 and September 25, 2009 and we are unable to agree with your position. It does not appear that the limited partners have a contractual obligation to fund the accumulated deficit in Justice Enterprises, Inc. As such, we continue to believe these losses should be charged to the majority interest in accordance with paragraph 15 of ARB 51. Please revise your financial statements accordingly. Additionally, please upload to Edgar copies of the seven agreements which you provided to the Staff for its consideration in this matter.

RESPONSE:

While we still consider Evon Corporation (as a general and limited partner) and the limited partners that are the successors to Justice Enterprises, Inc. to have a binding obligation to make good on certain losses of the Partnership, we agree that such obligation is no longer sufficient to fund all of the accumulated deficit at Justice Investors. As such, we will revise our financial statements to charge the Partnership losses attributable to both the minority and majority interests to the majority interest in accordance with paragraph 15 of ARB 51. We will also make appropriate revisions regarding the carrying of a minority interest asset related to Justice Investors. The Company will file the required disclosures under Item 4.02(a) of Form 8-K within the specified time period.

We have filed a Form 12b-25 extending the time for the Company to file its annual report on Form 10-K for the fiscal year ended June 30, 2009. We intend, to file that report on or before October 13, 2009. We plan to restate the financial statements for fiscal year ended June 30, 2008 in the current year filing with appropriate footnote disclosure regarding any prior period adjustments. We will also provide appropriate footnote disclosure regarding revisions to any quarterly financial information. Such restated information and disclosures will be consistent with the guidance set forth by the Chief Accountant in the "Sample Letter Sent in Response to Inquiries Related to Filing Restated Financial Statements for Errors in Accounting for Stock Option Grants" dated, January 2007. We believe that general guidance is applicable to our current situation where the Company would be unduly burdened by amending all previously filed reports and that the filing of numerous amendments could adversely impact the ability of the reader of our financial statements to easily and fully understand the impact of the restatement.

PricewaterhouseCoopers LLP ("PWC"), the independent registered public accounting firm that audited the Company's financial statements for fiscal year ended June 30, 2007, was discharged in October 2007 and replaced by the Company's current auditors, Burr Pilger & Mayer LLP ("BPM"). It would create a severe financial hardship and be unduly burdensome if the Company would have to re-engage PWC to reissue fiscal year 2007 financial statements. PWC has already indicated that all of the Company's files are in storage and have expressed reluctance as to any reengagement. PWC has expressed a position to the Company, that, all that should be required under existing guidance is a prior period adjustment and a restatement of the fiscal 2008 financial statements in the Company's current Form 10-K for the fiscal year ended June 30, 2009.

Such an approach seems to make sense and is consistent with the guidance referenced above that was issued by Chief Accountant in January 2007. The Company is a smaller reporting company and only requires two years of audited financial information in its Form 10-K. For fiscal year ended June 30, 2008, the Company was considered a small business issuer and reported under the provisions of Regulation S-B. As a result, no comparative balance sheets were required for that fiscal year. As any required revisions, and prior period adjustments, will be presented in the Company's Form 10-K for the fiscal year ended June 30, 2009, we are respectfully requesting that no separate amendment of the Company's fiscal 2007 financial statements be required.

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



You also suggest that the Company may wish to provide the Staff with marked copies of the amendment to expedite its review. It is our understanding that such prior review is a not a requirement of the filing of the Company's Form 10-K for the fiscal year ended June 30, 2009. As time is of the essence, it is uncertain whether the Company will be in a position to make any formal submission to the Staff regarding the restatements to be presented in that 10-K which needs to be filed on or before October 13, 2009. The Company will continue to work with the Staff on an informal basis during that interim period regarding any disclosure issues.

With respect to the Staff's request that the Company upload to Edgar copies of the seven agreements which we previously provided to the Staff for consideration, we will provide those documents as soon as practicable. Those agreements date back to the 1960s and 1970s and do not exist in any electronic format (other than scanned copies). To submit such agreements on Edgar will require either manual typing of each document or some way to upload scanned files in PDF format. After we complete the Company's filing of its 10-K Report, we will consult with outside financial publishers and Edgar filing agents as to the best way to meet the Staff's request.

In connection with responding to your comments, the Company acknowledges that:

   * the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

   * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

   * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require further information or have further comments, please feel free to call me at my direct number at (310) 889-2511 or you can reach me at my direct facsimile number (310) 496-1606.

Sincerely,

/s/ David T. Nguyen

David T. Nguyen
Treasurer and Controller
Principal Financial Officer

cc:   John V. Winfield
      Michael G. Zybala
      Burr, Pilger & Mayer LLP
      Audit Committee

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